Date:January 23, 2023

To:Felipe Duran

From:Chip Clark

Chairman of the Board

RE:	Offer Letter for Interim Chief Financial Officer

Dear Felipe,

We are pleased to offer you to position of Interim Chief Financial Officer effective Feb 13, 2023. With this promotion will come additional responsibilities and expectations. We look forward to continuing to work together and giving you the opportunity to apply your skills, background, experience, energy, and enthusiasm toward helping iBio achieve its strategic objectives.

Compensation

The pay for this exempt position is $350,000 00 annually (“Base Salary”), to be paid in regular installments in accordance with iBio’s regular payroll process, and subject to applicable tax and other withholdings.

You are eligible for a discretionary incentive bonus with a target of 40% of your annual Base Salary, pro-rated, for fiscal year 2023 (July 1, 2022), less applicable withholding.  The incentive bonus will be based upon both individual and iBio’s performance.

At-Will Employment

Subject to the Severance section below, your employment will continue to be on an at-will basis.  Neither this letter nor any of the policies, practices or procedures of iBio constitute an expressed or implied contract of employment.

Termination

Your employment shall be terminable as described above and subject to this Severance section below.

Termination by iBio for Cause. Your employment hereunder may be terminated (but after the expiration of the cure period described below, if applicable), at the option of the iBio, for “Cause” (as defined herein), upon written notice to you specifying the subsection(s) of the definition of Cause relied on to support the decision to terminate, in which event the iBio shall have no further obligations or liabilities under this Agreement except to pay to you the Standard Termination Benefits (as defined below).  Termination by iBio for Cause shall be effective immediately after iBio gives notice to you of termination, unless iBio specifies a later date, in which case, termination shall be effective as of such later date; provided that no effective date of termination shall precede the expiration of the cure period described below, if applicable.

For purposes of this letter, “Cause” means: (i) an act of personal dishonesty in connection with your responsibilities as an employee of iBio that is intended to result in your personal enrichment; (ii) commission of a felony or other crime involving theft, fraud or moral turpitude which iBio reasonably believes has had or could have a material detrimental effect on the iBio’s reputation or business; (iii) a breach of any fiduciary duty owed to iBio that has, or reasonably could have, a material detrimental effect on the iBio’s reputation or business as determined in good faith by iBio; (iv) willful violations of your obligations to iBio; or (v) the material breach by you of any material policy of iBio if (in the event such failure is reasonably susceptible of cure) such failure continues uncured for thirty (30) days after written notice specifying in reasonable detail such failure.

Standard Termination Benefits in the Event of Separation from Employment. In the event that you separate from employment for any reason or no reason, iBio shall pay you within thirty (30) days of such termination: (i) accrued and unpaid Base Salary ; (ii) any unreimbursed expenses payable any earned but unpaid annual bonus from a prior fiscal year; and (iv) any amounts payable under any of the benefit plans of iBio in which you were a participant in accordance with applicable law and the terms of those plans (collectively, the “Standard Termination Benefits”).

Severance

You will be eligible for severance if iBio terminates your employment without Cause provided you execute and do not revoke a Separation Agreement in a form acceptable to iBio, you shall receive, in addition to the Standard Termination Benefits as described above: (i) an amount equal to your then current Base Salary for nine (9) months (the “Severance Period”), less all applicable withholdings and deductions paid in equal installments in accordance with iBio’s regular payroll dates, (ii) a pro rata share of any bonus earned during the fiscal year in which your Separation from Service (as defined below) occurs, based on actual attainment of metrics upon which the bonus is calculated (as determined by the Compensation Committee of the Board), with the proration based on the number of days worked during the fiscal year paid in a lump sum at the time iBio pays bonuses to similarly-situated employees; and (iii) provided you elect continuation coverage for health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), iBio will pay the full cost of this benefit for the Severance Period.   Notwithstanding the foregoing, the timing of payments shall be subject to Section 409A of the Internal Revenue Code.

If iBio terminates your employment without Cause within twelve (12) months after a “change in control” (as defined in the Plan), provided you execute and do not revoke a Separation Agreement in a form acceptable to iBio, you shall receive, in addition to Standard Termination benefits (i) an amount equal to your then current Base Salary for twelve months (12) months (the “Change of Control Severance Period”), less all applicable withholdings and deductions paid in equal installments in accordance with iBio’s regular payroll dates, (ii) an amount equal to the target bonus for which you would have been eligible during iBio’s fiscal year in which your employment terminates,  within thirty (30) days of your execution of a Separation Agreement, (iii) vesting of any unvested time-vested equity awards held by you at such time; and (iv) provided you elect continuation coverage for health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the Company will pay the full cost of this benefit for the Change of Control Severance Period.  Notwithstanding the foregoing, timing of payments shall be subject to Section 409A of the Internal Revenue Code.

Sections 409A and 280G of the Internal Revenue Code

Notwithstanding anything in this letter to the contrary, to the extent that any severance or other payments or benefits paid or provided to you, if any, pursuant to this letter are considered deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Code”) and the final regulations and any guidance promulgated thereunder (“Section 409A”) (such payments, the “Deferred Payments”), then to the extent required by Section 409A, no Deferred Payments will be payable unless your termination of employment also constitutes a “separation from service,” as defined in Treasury Regulations Section 1.409A-1(h) (a “Separation from Service”).

Similarly, no Deferred Payments payable to you, if any, pursuant to this letter that otherwise would be exempt from Section 409A pursuant to Treasury Regulations Section 1.409A-1(b)(9) will be payable until you have a Separation from Service. For clarity, if your employment with iBio is terminated by you or iBio (including, without limitation, by resignation) in a manner entitling you to Severance Benefits, but you do not incur a Separation from Service, then any severance payments or benefits that are Deferred Payments and that are not immediately payable pursuant hereunder will instead be paid to you when you incur a Separation from Service, as if termination of employment occurred on such date notwithstanding that you may no longer be employed by iBio.

If, at the time of your Separation from Service, iBio determines that you are a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code and that delayed commencement of any portion of the Deferred Payments is required to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code (any such delayed commencement, a “Payment Delay”), then that portion of the Deferred Payments will not be provided to you until the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service, (ii) the date of your death, or (iii) such earlier date as is permitted under Section 409A. Upon the expiration of the applicable Code Section 409A(a)(2)(B)(i) deferral period, all Deferred Payments deferred under the Payment Delay will be paid in a lump sum to you within 30 days following such expiration, and any remaining payments due under this Agreement will be paid as otherwise provided in this Agreement. The determination of whether you are a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code at the time of your Separation from Service will be made by iBio, in its discretion, in accordance with Section 409A (including, without limitation, Treasury Regulations Section 1.409A-1(i)). For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), your right to receive the payments pursuant to this letter, including the severance payments and benefits, will be treated as a right to receive a series of separate payments and, accordingly, each installment payment will at all times be considered a separate and distinct payment.

Severance payments shall begin upon expiration of the revocation period under the general release of claims described in the Severance Section above, and the first payment made shall include amounts that would have been paid for preceding payroll periods had the general release of claims been executed and effective immediately upon your termination of employment.  Notwithstanding the foregoing, if the period for signing and revoking the general release of claims spans two calendar years, any portion of the severance that is subject to Section 409A shall not be paid until the first payroll date in the second calendar year following expiration of the revocation period.

If required for compliance with Section 409A of the Code, any expenses incurred by you that are reimbursed by iBio as a taxable reimbursement under this Agreement will be paid in accordance with Treasury Regulations Section 1.409A-3(i)(1)(iv) and in accordance with iBio’s standard expense reimbursement policies, but in any event on or before the last day of your taxable year following the taxable year in which you incurred the expenses. The amounts so reimbursed during any taxable year will not affect the amounts provided in any other taxable year, and your right to reimbursement for these amounts will not be subject to liquidation or exchange for any other benefit.

Notwithstanding any provision of this letter to the contrary, if any payment or benefit you would receive from iBio pursuant to this letter or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this provision, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount (as defined below). The “Reduced Amount” will be either (1) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (2) the entire Payment, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in your receipt, on an after-tax basis, of the greatest amount of the Payment. If a reduction in the Payment is to be made, the reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; and (2) reduction of other benefits paid to you.  In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of the your equity awards.  This provision shall supersede Section 12.1 of the Plan relating to Section 280G of the Code.

This letter, along with the Contingent Offer Letter Dated March 22, 2021, contains the entire agreement of your employment and all promises, representations, understandings, arrangements and prior agreements on such subject are merged herein and superseded hereby.  In the event of any conflict with this letter and the Contingent Offer Letter Dated March 22, 2021, this letter shall control.

We want to express our sincere thanks for your hard work and contributions.  The Company can only achieve its success through the dedication and commitment that you have to your job, fellow team members, customers, and the organization overall.

Regards,

/s/ Chip Clark

Chip Clark

**********************************

I hereby agree to and accept the position with the Company on the terms and conditions set forth in this offer letter:

SIGNATURE /s/ Felipe Duran

NAME: Felipe Duran

DATED: January 23, 2023